December 11, 2008

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Financial Security Assurance Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 20, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 14, 2008
File Number: 001-12644

Dear Mr. Rosenberg:

On July 3, 2008, Financial Security Assurance Holdings Ltd. (the “Company”) received a letter with comments from the Staff of the Securities and Exchange Commission (the “Staff”) on the Company’s annual report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), filed on March 20, 2008, and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008.  The Company responded to the Staff’s comments in a letter dated August 1, 2008, and incorporated related disclosure in its quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “June Form 10-Q”), filed August 14, 2008.  On August 29, 2008, the Company received a letter with comments from the Staff on the 2007 Form 10-K and the June Form 10-Q.  The Company responded to the Staff’s comments in a letter dated September 30, 2008 (the “September 30 Letter”).  On November 12, 2008, the Company received a letter with comments from the Staff on the 2007 Form 10-K and the June Form 10-Q (the “November 12 Letter”).

The following is the Company’s response to the Staff’s comments contained in the November 12 Letter.  For your convenience, we have numbered our responses in accordance with that letter and restated the Staff’s comments.   Capitalized terms used but not defined herein are used as defined in the 2007 Form 10-K and Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “September Form 10-Q”), filed on November 17, 2008.

Form 10-Q for the quarterly period ended June 30, 2008

3. Fair Value Measurement

Credit Default Swap Contracts, page 13

1.             For your credit default swaps, please quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts, such as residential mortgage backed securities (i.e. prime, sub-prime and Alt-A), asset-backed securities, corporate and other CDO’s. Also, disclose information about credit ratings and vintage. Please link this data to the derivative asset or liability recorded on the balance sheet.

As discussed with the Staff on a November 13, 2008 telephone call, we understand the relevance of the requested information to the described products.  The underlying securities of the Company’s CDS contracts are predominantly corporate obligations (i.e., CLOs, high yield CDS and investment grade CDS).  The Company’s exposure to underlying securities such as those backed by domestic RMBS and ABS of CDOs is less than one percent of the total CDS net par outstanding.  Accordingly, we do not believe that such disclosure is relevant or necessary for an understanding of the Company’s business or results of operations.

2.             In addition to the information requested in the comment above, present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to make payments. For example, consider presenting data depicting the original level of subordination.   Please link this data to the derivative asset or liability recorded on the balance sheet.

As discussed with the Staff on the November 13, 2008 telephone call, we understand the relevance of the requested data to the described products.  As explained in our response to comment one, the Company does not have material exposure to these types of products.  Accordingly, we do not believe that such disclosure is relevant or necessary for an understanding of the Company’s business or results of operations.

3.             Please help us understand, and consider the need for disclosure clarifying, how your valuation model captures the credit default swap counterparty’s credit risk. In your response, please address separately (i) sold protection and (ii) purchase protection.

With regard to sold protection, the Company is exposed to its CDS counterparties with regard to receipt of the installment premium.  The probability of not receiving the premium from the buyer of the credit protection (“counterparty”) is low.  In such an event, if uncured, the credit protection would terminate.  In regards to purchase protection, the Company applies a credit valuation adjustment to the fair value measurement of a CDS contract that the Company purchases to reflect the counterparty’s credit quality.  We will add disclosure to such effect in future filings.

4.             Please clarify whether correlation assumptions are considered in your valuation model.

The Company utilizes an index price as a significant input to its valuation model, which includes a market correlation factor.  The Company recognizes that correlation is an important valuation input for exposures to pools of assets, such as the Company’s pooled corporate exposure, and believes that the correlation assumption intrinsic within market indices is appropriate.

Fair Value of CDS Contracts in which the Company Sells Protection, page 14

Determination of Current Exit Value Premium, page 14

5.             Please refer to your response to comment three.  We believe the additional information you provided would be useful to investors. Therefore please revise your proposed disclosure to include an explanation for what the deductible represents.

In response to the Staff’s comment, the Company revised the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Sells Protection—Determination of Current Exit Value Premium” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1 of the September Form 10-Q (the “Fair Value Measurement Note”) to include the explanation of what a deductible represents from its response to comment three in the September 30 Letter.

6.             Please refer to your response to comment four. Please explain to us how you determined it was appropriate to use a five-year CDS credit spread rather than the current credit spread.

Single name CDS contracts are typically quoted for a term of five years, which represents the industry benchmark.  Quoted prices for shorter or longer terms are typically not available and, when available, are less reliable. Accordingly, the Company concluded that it was appropriate to use a five-year CDS credit spread rather than the current credit spread.

Investment-Grade Pooled Corporate CDS Contracts, page 15

7.             Please refer to your response to comment six. Please revise your disclosure to clarify how the company determined which series of the iTraxx index most closely relate to the credit characteristics of the IG CDS contracts.  In addition, please clarify which credit characteristics are looked at to determine which of the series most closely relates to the IG CDS contracts.

In response to the Staff’s comment, beginning in its annual report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company will revise the existing disclosure on page 17 of the September Form 10-Q under “Financial Instruments Carried at Fair

Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Sells Protection—Investment-Grade Pooled Corporate CDS Contracts” in the Fair Value Measurement Note to clarify that it selects the iTraxx index series that is most closely related to the CDX North America IG Index series and that the principal credit characteristic it reviews is the Weighted-Average Rating Factor.  For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in the response to comment six in the September 30 Letter:

The CDX North America IG Index (“CDX IG Index”) is comprised of prices sourced from 125 ~~of the most liquid~~ North American investment grade CDS quoted (each, an “Index CDS”) and is supported by at least 10 of the largest CDS dealers. In addition to the full capital structure, the CDX IG Index also provides price quotes for various tranches delineated by attachment and detachment points: 0 to 3%; 3 to 7%; 7 to10%; 10 to 15%; 15 to 30% and 30 to 100%. Approximately every six months, a new “series” of the CDX IG Index is published (“on-the-run”) based on a new grouping of 125 Index CDS, which changes the composition of the 125 Index CDS of older (“off-the-run”) series. Each quarter, the Company compares the composition of the 125 Index CDS in both the on-the-run and off-the run series of the CDX IG index to the CDS pool referenced by the Company’s IG CDS contracts (the “reference CDS pool”) and uses the average of the series of the CDX IG Index ~~contracts (the “reference CDS pool”)~~ and ~~uses the average of the series of the CDX IG and~~ the comparable iTraxx ~~indices~~Index that most closely relates to the credit characteristics, mainly the Weighted-Average Rating Factor (“WARF”), of the Company’s IG CDS contracts.  The Company also remodels each of its contracts to determine if the credit quality remains Super Triple-A and compares the ~~Weighted Average Rating Factor (“~~WARF~~”)~~ of the index to the WARF of each of the Company’s IG CDS contracts.  A “Super Triple-A” credit rating indicates a level of first-loss protection generally exceeding 1.3 times the level required by a rating agency for a Triple-A rating. WARF is a 10,000 point scale developed by Moody’s that is used as an indicator of collateral pool risk. A higher WARF indicates a lower average collateral rating.

High-Yield Pooled Corporate CDS Contracts, page 16

8.             Please refer to your response to comment 11.  In addition, please revise your disclosure to clarify what the “reference CDS pool” represents. Finally, please clarify which credit characteristics are looked at to determine which of the actively quoted series most closely relates to the HY CDS contracts.

In response to the Staff’s comment, beginning in the 2008 Form 10-K, the Company will revise the existing disclosure beginning on page 19 of the September Form 10-Q under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Sells Protection—High-Yield Pooled Corporate CDS Contracts” in the Fair Value Measurement Note to clarify that the reference CDS pool represents the companies included in each contract and the principal credit characteristic reviewed is the Weighted-Average Rating Factor.  For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in response to comment eleven in the September 30 Letter:

Approximately every six months, a new “series” of the CDX HY Index is published (“on-the-run”) based on a new grouping of 100 single name ~~Index~~ CDS, which changes the composition of the ~~100~~ Index ~~CDS~~ of older (“off-the-run”) series. The Company compares the composition of the ~~100~~ Index ~~CDS~~ in both the on-the-run and off-the run series of the ~~CDS~~ HY index to ~~the~~ each CDS pool (i.e., “reference entities” or companies included in each contract) referenced by the Company’s ~~HY CDS~~ contracts (the “reference CDS pool”). Based on that comparison, the Company determines which of the actively quoted series most closely relates to the credit characteristics, mainly with reference to the WARF, of the Company’s HY CDS contracts, and then uses the average of dealer quotes of that series. The Company also remodels each of its contracts to determine if the credit quality remains Super Triple-A and compares the WARF of the index to the WARF of each of the Company’s HY CDS contracts.

CDS of Funded CDOs and CLOs, page 16

9.             Please refer to your responses to comments 12 and 13. Please clarify who the “external market participants” are.  Also, confirm that your credit spreads do not vary on your Triple-A CDS contracts supporting that it is appropriate to price all of the Triple-A CDS contracts using the same Triple-A CLO rate.

The external market participants interviewed were purchasers of CDS protection on Triple-A CLO risk and investors in Triple-A CLO bonds.  Indicative pricing for Triple-A CLO bonds is published  by certain broker-dealers. We confirm that the Company utilizes a Triple-A CLO price as a significant model input for the purpose of fair valuing each of its Triple-A CLO risks.

10.          Please refer to your response to comment 14. Please revise your disclosure to state that your fair value measurement determines an entry price and why you believe it approximates an exit price.

In response to the Staff’s comment, beginning in the 2008 Form 10-K, the Company will revise the existing disclosure on page 20 of the September Form 10-Q under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Sells Protection—High-Yield Pooled Corporate CDS Contracts—CDS of Funded CDOs and CLOs” in the Fair Value Measurement Note to include the following disclosure:

Prior to August 2008, the Company sold protection to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently.  The Company therefore cannot observe “exit” prices for the CDS contracts it writes in this market since these contracts are not transferable. In the absence of a principal exit market, the Company determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similarly rated monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from the CDS writer on the measurement date, on terms identical to the contract written by the CDS writer.  The Company believes this approach is reasonable because the hypothetical exit market has been defined as other monoline insurers.  In essence, the exit market participants are the same as the monoline participants competing in the entry market.

Fair Value of CDS Contracts in which the Company Purchases Protection, page 17

11.          We are continuing to evaluate your response to comments 14, 15 and 16 of our August 29, 2008 letter and we may have further comments.

We note your remark and await further comments from the Staff.

12.          Please revise your disclosure to clarify whether you are using an in-exchange or an in-use valuation premise for purchased CDS.   Refer to paragraph 13 of SFAS 157.

In response to the Staff’s comment, the Company revised the disclosure under “Financial Instruments Carried at Fair Value—Credit Derivatives in the Insured Portfolio—Fair Value of CDS Contracts in which the Company Purchases Protection” in the Fair Value Measurement Note on page 21 of the September Form 10-Q to include the following paragraph clarifying that the Company uses an in-use valuation premise for purchased CDS.

The determination of the hypothetical exit market is a key factor in determining the fair value of protection purchased (the “ceded” or “reinsurance” contract) with respect to a CDS contract written by a financial guarantor (the “direct contract”). SFAS 157 requires that the valuation premise, used to measure the fair value of an asset, must consider the asset’s “highest and best use” from the perspective of market participants. Generally, the valuation premise used for a financial asset is “in-exchange” since this type of asset provides maximum value to market participants on a stand-alone basis. The maximum value of a ceded contract to the CDS writer’s exit market participants is in combination with the CDS writer’s direct contract. Therefore the appropriate valuation premise to use for a ceded contract is the “in-use” premise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Taxes, page 85

13.          Please refer to your response to comment 20. It is still not clear how the positive and negative evidence was weighted and how this was commensurate with the extent to which the evidence could be objectively verified. Please revise your disclosure to support your conclusion regarding anticipated future earnings, explicitly including your consideration of the increasing trend in loss and loss expense reserves and how this trend was factored in determining anticipated ordinary losses. Finally, please explain to us how you have concluded that the tax planning strategy will be primarily within your control.

In response to the Staff’s comment, on page 102 of the September Form 10-Q, the Company revised the disclosure in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxes,” as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in response to comment 20 in the September 30 Letter:

The Company’s management has concluded that as of September 30, 2008, it is more likely than not that all of the ~~tax~~ benefit of the deferred tax assets will be realized except for a ~~and that accordingly no~~ valuation allowance of $72.8 million ~~on its deferred tax asset is necessary~~, based on the following factors:

1.     The Company’s unrealized losses in the FP Investment Portfolio, if realized, would trigger capital losses which could only be offset against capital gains.  Capital losses could be carried back for up to three years to offset capital gains realized in the prior three years and then carried forward for up to five years.  ~~Should~~ Compelling negative evidence exists if the Company ~~be~~were required to sell some or all of the securities of the FP Investment Portfolio, since there would be no assurance that the Company could generate sufficient capital gains to offset these capital losses. ~~T~~However, the Company has the intent and ability to hold investments in the FP Investment Portfolio to maturity.  More specifically, based on its analysis, the Company has determined that it is capable, if necessary, of holding to maturity all investments in the FP Investment Portfolio whether or not impaired. Included in the Company’s ability to hold analysis is the $5 Billion Line of Credit, which provides positive evidence that the company has not only the intent, but the liquidity resources to hold the FP Investment Portfolio to maturity. As the investments mature, the par amount of the investments will be realized except for credit impairment and over time the deferred tax asset will reverse. As of September 30, 2008, the Company estimated that approximately $311.0~~XXX~~ million of credit impairment could ultimately result in capital losses. The Company does not believe~~s~~ it could generate sufficient capital gains in the future to offset all the ~~these~~ capital losses and, accordingly, established a valuation allowance of $72.8 million.

2.     The $300.0~~XXX~~ million tax benefit from unrealized losses on credit derivatives and the $100 million in NOL would be realizable against future ordinary income. Negative evidence includes the uncertainty of selling financial guaranty policies in the future as well as the stability of the Company’s credit rating from the perspective of the three principal rating agencies. However, ~~tThe~~ Company has substantial streams of future premium earnings from its in force insured portfolio, with the total aggregating to approximately $3.3~~X.X~~ billion as of September 30, 2008.  Even with uncertainty with respect to future business and the stability of the Company’s credit rating, ~~these~~future premium revenues~~earnings~~, coupled with investment income less expenses, are expected to be more than sufficient to offset any reasonably possible amount of losses, including credit derivative losses. The Company’s loss reserves represent the discounted value of future claims. Therefore, except for the accretion of losses to the undiscounted future value, the Company does not anticipate any significant additional loss trends. The Company expects future loss accretion of about $339 million.  In addition, except for true credit losses, mark-to-market losses from its CDS contracts will reverse over time. As the mark-to-market losses reverse, the deferred tax asset will reverse. To the extent that true credit losses increase, the related mark-to-market losses will not reverse and the Company will have more of a need to offset these losses against future ordinary income.

3.     The Company has never allowed net operating losses, capital losses, tax credits, or other tax benefits to expire unutilized. It expects that appropriate tax planning will allow it to maintain this performance record.

Liquidity and Capital Resources, page 89

FP Segment Liquidity, page 91

14.          You disclose that you would be required to post collateral in the event of a credit downgrade. Please revise your disclosure to include the amounts of collateral you would be required to post at each rating level. In addition, disclose the reasonably likely effect on financial position, operations and liquidity of this uncertainty.

In the September Form 10-Q, the Company added the following disclosure on pages 113-114 of Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—FP Segment Liquidity”:

Credit ratings are an important component of a financial institutions’ ability to compete in the derivative, investment agreement and structured transaction markets. If FSA were downgraded, the Company may be required to post incremental collateral to its investment agreement and derivative counterparties, introducing additional liquidity risk. Most FSA-insured GICs allow for withdrawal of GIC funds in the event of a downgrade of FSA, typically below AA- by S&P or Aa3 by

Moody’s, unless the GIC provider posts collateral or otherwise enhances its credit. Such a downgrade could result in a significant amount of additional collateral to be posted. Some FSA-insured GICs also allow for withdrawal of GIC funds in the event of a downgrade of FSA, typically below A3 by Moody’s or A- by S&P, with no right of the GIC provider to avoid such withdrawal by posting collateral or otherwise enhancing its credit. As of September 30, 2008, a downgrade of FSA to below AA- by S&P or Aa3 by Moody’s (A+ by S&P or A1 by Moody’s) would result in withdrawal of $0.9 billion of GICs and the need to post collateral to GICs with a balance of $15.9 billion. Each GIC contract stipulates the types of securities that are eligible for posting and the collateralization percentage applicable to each security type. These collateralization percentages range from 100% of the GIC balance for cash collateral to, typically, 108% for ABS. Assuming an average margin of 105%, the market value of required collateral would be $16.8 billion. The market value of the FP Investment Portfolio and cash held at September 30, 2008 of $12.5 billion along with liquidity resources available under the $5 Billion Line of Credit were sufficient to meet the GIC withdrawal and collateralization requirements as of September 30, 2008. Further deterioration in the market value of the FP Investment Portfolio or ratings downgrades could result in the FP business having inadequate market value of securities eligible to be pledged as collateral in the event of an FSA downgrade.

GAAP Measures, page 103

15.          Please refer to your response to comment 22. We have the following additional comments:

•      Please tell us the percentage of the bonus expense and equity compensation expense in relation to total compensation expense for management rather than as a percentage of gross operating expenses.

Bonus expense comprised 32.5%, 31.7% and 32.5% of total compensation expense for the years ended December 31, 2007, 2006 and 2005, respectively.  Equity compensation expense comprised 31.2%, 32.6% and 32.3% of total compensation expense for the years ended December 31, 2007, 2006 and 2005, respectively.

•      Please note that the fact that this information is used by ratings agencies is not in itself sufficient to include such measures.

In response to the Staff’s comment, on page 133 of the September Form 10-Q, the Company revised the disclosure in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Use of Non-GAAP Measures in Calculating Compensation,” as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the disclosure provided in response to comment 22 in the September 30 Letter:

Management believes that these non-GAAP measures are informative to users of the financial statements for the following reasons:

•      The analysis of the Company’s performance is facilitated by the disclosure of these key non-GAAP measures that remove the volatility caused by non-economic mark-to-market adjustments.  An analysis of financial results that limits itself to GAAP would be incomplete because the fair value adjustments required by GAAP may mask the economics of the Company’s business.

•      These measures are benchmark performance indicators for the Company’s variable compensation plans that are used to incent management to perform in accordance with its goal of building economic value and future earnings streams for its stakeholders.  Removing the effects of fair-value adjustments that are expected to sum to zero over time is a disincentive to manage to a quarterly earnings number in favor of managing towards long-term value creation.

•      ~~Management uses these key non-GAAP measures in its decision making process because management believes they represent the Company’s economic results, financial position, and future earnings potential better than the most comparable GAAP measures.~~

•      The Company’s peers have historically disclosed similar non-GAAP measures, making disclosure of these measures relevant for comparisons between industry participants.  These measures are also utilized by rating agencies when assessing the Company’s credit ratings.  To facilitate comparison to other financial guarantors that define these measures differently, management discloses the nature of each adjustment in the reconciliation to comparable GAAP measures under “—Non-GAAP Measures.”

•      Please explain your statement that “management believes they represent… better than the most comparable GAAP measures” as this statement seems to infer that these non-GAAP measures may be more useful than the GAAP financial information.

In response to the Staff’s comment, management excluded this statement from the September Form 10-Q.

****

In connection with its response to the Staff’s comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments on the Form 10-K and June Form 10-Q to the undersigned at the above address and phone number or via e-mail at JSimon@FSA.com.

Respectfully submitted,

/s/ JOSEPH W. SIMON

Joseph W. Simon
Chief Financial Officer and Managing Director